FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington D. C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Modine Manufacturing Company

Wisconsin I.R.S. # 39-0482000

(State of Incorporation) (IRS Employer Identification Number)

Modine Manufacturing Company

1500 DeKoven Avenue

Racine, Wisconsin 53403

(Address of Principal Executive Office)

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Securities to be registered pursuant to Section 12(b)of the Act:

Title of each class Name of each exchange on which

to so be registered each class is to be registered

Common Stock, 0.625 par value New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

Under its amended and restated articles of incorporation, Modine has the authority to issue up to 96,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $0.625 per share, and 16,000,000 shares of preferred stock, par value $0.025. As of September 23, 2004, 34,569,124 shares of common stock and no shares of preferred stock were issued and outstanding.

VOTING RIGHTS; VOTE REQUIRED FOR CERTAIN ACTIONS

Each outstanding share of Modine common stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, except to the extent that that right may be limited or denied by the Wisconsin Business Corporation Act, as described below. A majority of the voting stock of Modine represented at any meeting of the shareholders will constitute a quorum. Except as otherwise provided in Modine's articles or by-laws or by the Wisconsin Business Corporation Law, a majority of a quorum has the right to decide any questions that come before the meeting.

Shareholders do not have cumulative voting rights. As a result, the holders of a majority of the votes present at a meeting at which at least a majority of the voting stock is represented in person or by proxy have the power to elect all of the directors to be elected at that meeting. Modine's by-laws provide for a nine- person board of directors, consisting of three classes, with each class consisting of three directors. Shareholders have the right to remove directors, but only for cause and by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of the director.

Modine's articles require the affirmative vote of at least two-thirds of the outstanding shares of all classes entitled to vote in the election of directors to approve a merger, consolidation, or certain other extraordinary transactions between Modine and an "interested person." An interested person is a person or entity which beneficially owns 5% or more of the outstanding shares entitled to vote in the election of directors. In addition, Modine's articles require the affirmative vote of at least two-thirds of the outstanding shares, not including the shares held by the interested person, to approve a merger, consolidation, or certain other extraordinary transactions between Modine and an "interested person" if the consideration paid to Modine's common shareholders in the transaction does not meet certain tests for "fair price," unless the transaction has been approved by a majority of Modine's board.

Shareholders have the right to amend or repeal Modine's by-laws at any regular or special meeting of the shareholders, if notice of the proposed action was specified in the notice of the meeting. That action requires the affirmative vote of not less than two-thirds of the shares entitled to vote.

DIVIDEND AND LIQUIDATION RIGHTS

Holders of Modine's common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Modine's board of directors out of funds legally available for the payment of dividends, subject to the rights of the holders of preferred stock, if any, then outstanding. In the event of the dissolution, liquidation or winding up of Modine, holders of Modine common stock will be entitled to receive, pro rata, any assets and funds of Modine remaining after satisfaction of Modine's creditors and the payment of all amounts that the holders of preferred stock, if any, then outstanding may be entitled to receive.

PREEMPTIVE AND OTHER RIGHTS

Holders of Modine common stock do not have preemptive, subscription, redemption or conversion rights.

LIABILITY TO FUTURE CALLS OR ASSESSMENTS

The shares of Modine common stock at issue are fully paid and non-assessable by Modine, except for certain statutory personal liability that may be imposed upon shareholders under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. That statutory provision imposes personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. While the statutory provision limits this liability to the par value of the shares held, a Wisconsin trial court interpreted a substantially identical predecessor statute to mean that shareholders of a Wisconsin corporation were liable for an amount equal to the consideration for which their shares were issued, rather than the par value of the shares. This decision was affirmed by a split decision of the Wisconsin Supreme Court without a written opinion, although the decision was subsequently overturned on other grounds.

POSSIBLE ADVERSE EFFECT OF FUTURE ISSUANCES OF PREFERRED STOCK

Modine's board of directors is authorized to issue, from time to time, up to 16,000,000 shares of preferred stock in one or more series and to fix the designations, preferences and rights of each series, without any further action or approval of Modine's shareholders. Those rights may include dividend, liquidation, conversion and redemption rights, including sinking fund provisions for the redemption or purchase of shares of preferred stock. Modine has no current plans to issue preferred stock. The rights, preferences and privileges of the holders of Modine common stock will, however, be subject to and may be adversely affected by the rights of the holders of any series of preferred stock that Modine's board of directors may determine to issue in the future.

CERTAIN PROVISIONS THAT MAY DELAY OR PREVENT A CHANGE-IN-CONTROL OF

MODINE

BUSINESS COMBINATION STATUTE. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a resident domestic corporation and an "interested shareholder." A business combination is defined to include any of the following transactions:

* a merger or share exchange;

* a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the company or 10% of its earning power or income;

* the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock;

* the adoption of a plan of liquidation or dissolution; and

* any reclassification of securities or recapitalization of the resident domestic corporation if the effect is to increase the proportionate share of its securities owned by the interested shareholder.

A "resident domestic corporation" is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following: (1) its principal offices are located in Wisconsin, (2) it has significant business operations located in Wisconsin, (3) more than 10% of the holders of record of its shares are residents of Wisconsin, or (4) more than 10% of its shares are held of record by residents of Wisconsin. Modine is a resident domestic corporation for purposes of these statutory provisions.

An "interested shareholder" is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

Under this law, Modine cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before the acquisition. Modine may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to that shareholder only if one or more of the following conditions is satisfied: (1) the board of directors approved the acquisition of the stock before the date on which the shareholder acquired the shares, (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (3) the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

FAIR PRICE STATUTE. The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a resident domestic corporation, such as Modine, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless (a) the aggregate value of the per share consideration is equal to the highest of:

* the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,

* the market value per share of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

* the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled,

and (b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.

CONTROL SHARE VOTING RESTRICTIONS. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation (which is not the case for Modine), the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

DEFENSIVE ACTION RESTRICTIONS. Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (1) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares, or (2) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

SUPERMAJORITY VOTING REQUIREMENT IN MODINE'S ARTICLES. Article VII of Modine's articles of incorporation also require the affirmative vote of at least two-thirds of Modine's outstanding stock entitled to vote in the election of directors in order to approve mergers, consolidations and other extraordinary transactions between Modine and the beneficial owner of 10% or more of any class of Modine stock. Under certain circumstances, the additional approval of two-thirds of those outstanding shares not held by the interested shareholder is also required.

The provisions of Wisconsin law described above and the ability to issue additional shares of the common stock and preferred stock without further shareholder approval and the ability of the board of directors to fix the designations of classes of preferred stock (including the ability to issue preferred stock with substantial voting rights) could have the effect, among others, of discouraging take-over proposals for or impeding a business combination involving Modine.

Note: The above is intended to represent a summary of pertinent provisions of Wisconsin law. For complete information, see the Wisconsin Business Corporation Law.

Item 2. Exhibits

Not Applicable.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Modine Manufacturing Company

Date: September 27, 2004

By: /s/D. B. Rayburn

D. B. Rayburn President and Chief Executive Officer